SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                         -----------------------------
                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 2)

                               Affymetrix, Inc.
                        ----------------------------
                               (Name of Issuer)

                                 Common Stock
                        ----------------------------
                        (Title of Class of Securities)

                                 00826T 10 8
                         ----------------------------
                                (CUSIP Number)

                               Stephen J. Cowden
                              Glaxo Wellcome plc
                     Glaxo Wellcome House, Berkeley Avenue
                    Greenford, Middlesex  UB6 0NN, England
                              011-44-171-493-4060
-----------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  Copies to:

                               D. Rhett Brandon
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                            New York, NY 10017-3954
                                 212-455-2000

                                  May 2, 2000
                         ---------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f), or 13d-1(g), check the following box. / /

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 00826T 10 8                                 Page 2 of 29 Pages

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Glaxo Wellcome plc

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  /  /
                                                                     (b) /  /
        Joint Filing

3    SEC USE ONLY

4    SOURCE OF FUNDS*

          Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                  /  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          England & Wales

  NUMBER OF    7    SOLE VOTING POWER
    SHARES
 BENEFICIALLY            6,055,626
   OWNED BY
    EACH                                      8    SHARED VOTING POWER
  REPORTING
   PERSON                None
    WITH
                                                   9    SOLE DISPOSITIVE POWER

                         6,055,626

               10   SHARED DISPOSITIVE POWER

                         None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,055,626

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                /  /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          22.1%

14   TYPE OF REPORTING PERSON*

          HC
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No. 00826T 10 8                               Page 3 of 29 Pages

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Glaxo Group Limited

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /  /
                                                                     (b) /  /
          Joint Filing

3    SEC USE ONLY

4    SOURCE OF FUNDS*

          Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                  /  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          England & Wales

  NUMBER OF     7    SOLE VOTING POWER
    SHARES
 BENEFICIALLY            4,705,067
   OWNED BY
    EACH        8    SHARED VOTING POWER
  REPORTING
   PERSON                1,257,229
    WITH
                9    SOLE DISPOSITIVE POWER

                         4,705,067

                10   SHARED DISPOSITIVE POWER

                          1,257,229

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,962,296

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                   /  /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          21.8%

14   TYPE OF REPORTING PERSON*

          CO
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No. 00826T 10 8                                  Page 4 of 29 Pages

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Glaxo Venture Limited

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  /  /
                                                                   (b) /  /
          Joint Filing

3    SEC USE ONLY

4    SOURCE OF FUNDS*

          Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                  /  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          England & Wales

  NUMBER OF    7    SOLE VOTING POWER
    SHARES
 BENEFICIALLY            4,705,067
   OWNED BY
    EACH       8    SHARED VOTING POWER
  REPORTING
   PERSON                None
    WITH
               9    SOLE DISPOSITIVE POWER

                        4,705,067

               10   SHARED DISPOSITIVE POWER

                         None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,705,067

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                   /  /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          17.2%

14   TYPE OF REPORTING PERSON *

          CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No. 00826T 10 8                                   Page 5 of 29 Pages

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Affymax N.V.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  /  /
                                                                  (b)  /  /
          Joint Filing

3    SEC USE ONLY

4    SOURCE OF FUNDS*

          Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                 /  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Netherlands

  NUMBER OF    7    SOLE VOTING POWER
    SHARES
 BENEFICIALLY            4,705,067
   OWNED BY
    EACH       8    SHARED VOTING POWER
 REPORTING
   PERSON                  None
    WITH
               9    SOLE DISPOSITIVE POWER

                         4,705,067

               10   SHARED DISPOSITIVE POWER

                         None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,705,067

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                  /  /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          17.2%

14   TYPE OF REPORTING PERSON*

          CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No. 00826T 10 8                                    Page 6 of 29 Pages

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Affymax Technologies N.V.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) /  /
                                                                (b) /  /
          Joint Filing

3    SEC USE ONLY

4    SOURCE OF FUNDS*

          Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                               /  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Netherlands Antilles

 NUMBER OF     7    SOLE VOTING POWER
  SHARES
BENEFICIALLY             3,746,592
  OWNED BY
   EACH        8    SHARED VOTING POWER
  PERSON
    WITH                 None

               9    SOLE DISPOSITIVE POWER

                         3,746,592

               10   SHARED DISPOSITIVE POWER

                         None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,746,592     (not to be construed as an admission of beneficial
                        ownership with respect to 3,611,632 shares)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                 /  /


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           13.7%

14   TYPE OF REPORTING PERSON*

          CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No. 00826T 10 8                                 Page 7 of 29 Pages

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Wellcome Limited

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) / /
                                                                  (b) / /
          Joint Filing

3    SEC USE ONLY

4    SOURCE OF FUNDS*

          Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                               /  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          England & Wales

  NUMBER OF    7    SOLE VOTING POWER
    SHARES
 BENEFICIALLY            None
   OWNED BY
     EACH      8    SHARED VOTING POWER
  REPORTING
   PERSON                1,257,229
    WITH
               9    SOLE DISPOSITIVE POWER

                         None

               10   SHARED DISPOSITIVE POWER

                         1,257,229

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,257,229

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                              / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.6%

14   TYPE OF REPORTING PERSON*

          HC, CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No. 00826T 10 8                                  Page 8 of 29 Pages

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Glaxo Wellcome Holdings Limited

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) / /
                                                                  (b) / /
          Joint Filing

3    SEC USE ONLY

4    SOURCE OF FUNDS*

          Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                               /  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          England & Wales

  NUMBER OF      7    SOLE VOTING POWER
    SHARES
 BENEFICIALLY            1,257,229
   OWNED BY
    EACH         8    SHARED VOTING POWER
  REPORTING
   PERSON                None
    WITH
                 9    SOLE DISPOSITIVE POWER

                         1,257,229

                 10   SHARED DISPOSITIVE POWER

                         None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,257,229

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.6%

14   TYPE OF REPORTING PERSON*

          HC, CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No. 00826T 10 8                                  Page 9 of 29 Pages

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Glaxo Wellcome International B.V.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) /  /
                                                                  (b) /  /
          Joint Filing

3    SEC USE ONLY

4    SOURCE OF FUNDS*

          Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                 /  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Netherlands

  NUMBER OF        7    SOLE VOTING POWER
    SHARES
 BENEFICIALLY                 1,257,229
   OWNED BY
    EACH           8    SHARED VOTING POWER
  REPORTING
   PERSON                     None
   WITH            9    SOLE DISPOSITIVE POWER

                              1,257,229

                  10   SHARED DISPOSITIVE POWER

                              None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,257,229
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.6%

14   TYPE OF REPORTING PERSON*

          HC, CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No. 00826T 10 8                                  Page 10 of 29 Pages

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Glaxo Wellcome Investments B.V.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                    (b) / /
          Joint Filing

3    SEC USE ONLY

4    SOURCE OF FUNDS*

          Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                 /  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Netherlands

  NUMBER OF    7    SOLE VOTING POWER
    SHARES
 BENEFICIALLY            1,257,229
   OWNED BY
    EACH       8    SHARED VOTING POWER
  REPORTING
    PERSON               None
     WITH
               9    SOLE DISPOSITIVE POWER

                         1,257,229

               10   SHARED DISPOSITIVE POWER

                         None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,257,229

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.6%

14   TYPE OF REPORTING PERSON*

          HC, CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No. 00826T 10 8                                 Page 11 of 29 Pages

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Glaxo Wellcome International

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) / /
                                                                  (b) / /
          Joint Filing

3    SEC USE ONLY

4    SOURCE OF FUNDS*

          Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                  /  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Ireland

  NUMBER OF    7    SOLE VOTING POWER
    SHARES
 BENEFICIALLY            1,257,229
   OWNED BY
    EACH       8    SHARED VOTING POWER
  REPORTING
   PERSON                None
    WITH
               9    SOLE DISPOSITIVE PERSON

                         1,257,229

               10   SHARED DISPOSITIVE POWER

                         None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,257,229

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.6%

14   TYPE OF REPORTING PERSON*

          HC, CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No. 00826T 10 8                                Page 12 of 29 Pages

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Glaxo Wellcome Americas Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) / /
                                                                  (b) / /
          Joint Filing

3    SEC USE ONLY

4    SOURCE OF FUNDS*

          Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                 /  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

  NUMBER OF     7    SOLE VOTING POWER
    SHARES
 BENEFICIALLY            1,257,229
   OWNED BY
    EACH        8    SHARED VOTING POWER
  REPORTING
    WITH                 None

                9    SOLE DISPOSITIVE POWER

                         1,257,229

               10   SHARED DISPOSITIVE POWER

                         None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,257,229

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.6%

14   TYPE OF REPORTING PERSON*

          CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                 SCHEDULE 13D

CUSIP No. 00826T 10 8                                  Page 13 of 29 Pages

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Douglas M. Hurt

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) / /
                                                                  (b) / /
          Joint Filing

3    SEC USE ONLY

4    SOURCE OF FUNDS*

          Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                              /  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          England

   NUMBER OF   7    SOLE VOTING POWER
    SHARES
 BENEFICIALLY            None
   OWNED BY
     EACH      8    SHARED VOTING POWER
  REPORTING
    PERSON               None
     WITH
               9    SOLE DISPOSITIVE POWER

                         None

               10   SHARED DISPOSITIVE POWER

                         None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          39,998 (Not to be construed as an admission of beneficial ownership).

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.2%

14   TYPE OF REPORTING PERSON*

          IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                 SCHEDULE 13D

CUSIP No. 00826T 10 8                                  Page 14 of 29 Pages

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Dr. Barry C. Ross

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  / /
                                                                  (b) /  /
          Joint Filing

3    SEC USE ONLY

4    SOURCE OF FUNDS*

          Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                              /  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          England

  NUMBER OF    7    SOLE VOTING POWER
    SHARES
 BENEFICIALLY            None
   OWNED BY
     EACH      8    SHARED VOTING POWER
  REPORTING
    PERSON               None
     WITH
               9    SOLE DISPOSITIVE POWER

                         None

               10   SHARED DISPOSITIVE POWER

                         None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          53,332 (Not to be construed as an admission of beneficial ownership).

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.2%

14   TYPE OF REPORTING PERSON*

          IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                           Page 15 of 29 Pages
Item 1

          This Amendment No. 2 to Schedule 13D ("Amendment No. 2") relates to the Common Stock (the "Affymetrix Common Stock") of Affymetrix, Inc., a Delaware corporation (the "Company"). This Amendment No. 2 amends and supplements the Schedule 13D originally filed with the Commission on February 16, 1999, as amended and supplemented by Amendment No. 1 thereto filed on August 11, 1999 (as amended, the "Schedule 13D"). Capitalized terms not defined herein have the meanings given to such terms in the prior statement on Schedule 13D.

Item 2

          Item 2 of Schedule 13D is hereby amended and supplemented as follows:

          This Amendment No. 2 is being filed jointly by (i) Glaxo Wellcome plc ("Glaxo Wellcome"), (ii) Glaxo Group Limited ("Glaxo Group"), (iii) Glaxo Venture Limited ("Glaxo Venture"), (iv) Affymax N.V. ("Affymax"), (v) Affymax Technologies N.V. ("Affymax Technologies"), (vi) Wellcome Limited ("Wellcome Limited"), (vii) Glaxo Wellcome Holdings Limited ("Wellcome Holdings"),
(viii) Glaxo Wellcome International B.V. ("Wellcome International"), (ix) Glaxo Wellcome Investments B.V. ("Wellcome Investments"), (x) Glaxo Wellcome International ("Glaxo Ireland"), (xi) Glaxo Wellcome Americas Inc. ("Glaxo Americas"), (xii) Mr. Douglas M. Hurt, and (xiii) Dr. Barry C. Ross. The foregoing persons shall collectively be referred to herein as the "Glaxo Reporting Persons."

           This Amendment No. 2 is the first Schedule 13D to be filed by Wellcome Limited, Wellcome Holdings, Wellcome International, Wellcome Investments and Glaxo Ireland in respect of Affymetrix Common Stock. Each of Wellcome Limited and Wellcome Holdings is a company organized under the laws of England and Wales. Each of Wellcome International and Wellcome Investments is a company organized under the laws of The Netherlands. Glaxo Ireland is a limited liability company organized under the laws of Ireland. The principal executive offices of Wellcome Limited and Wellcome Holdings is Glaxo Wellcome House, Berkeley Avenue, Greenford, Middlesex UB6 0NN, England. The principal executive offices of Wellcome International and Wellcome Investments is Huis ter Heideweg 62, 3705 LZ Zeist, The Netherlands. The principal executive offices of Glaxo Ireland is P.O. Box 700, Grange Road, Rathfarnham, Dublin 16, Ireland.

          The name, citizenship, residence or business address and principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted), of each director and executive officer of Wellcome Limited, Wellcome Holdings, Wellcome International, Wellcome Investments and Glaxo Ireland is set forth in Schedule A hereto. Also set forth on Schedule A hereto are certain amendments to the Schedule A attached to the original Schedule 13D.

                                                           Page 16 of 29 Pages

          As of the date of this Amendment No. 2, Glaxo Wellcome is the ultimate parent holding company with respect to all of the other Glaxo Reporting Persons, other than Mr. Douglas M. Hurt and Dr. Barry C. Ross.
Glaxo Wellcome directly owns 100% of Glaxo Group and 100% of Wellcome Limited. Glaxo Group in turn owns 100% of Glaxo Venture and 16.66% of Wellcome Holdings. Glaxo Venture owns 100% of Affymax, of which Affymetrix Technologies is a wholly-owned subsidiary. Wellcome Limited owns 83.34% of Wellcome Holdings, which in turn owns 100% of Wellcome International.
Wellcome International owns 100% of Wellcome Investments, which in turn owns 100% of Glaxo Ireland, of which Glaxo Americas is a wholly-owned subsidiary. None of Glaxo Wellcome, Glaxo Group, Glaxo Venture, Wellcome Limited,
Wellcome Holdings, Wellcome International, Wellcome Investments or Glaxo Ireland directly holds any shares of Affymetrix Common Stock.

          Information contained herein with respect to each Glaxo Reporting Person is given solely by such Glaxo Reporting Person and no Glaxo Reporting Person has the responsibility for the accuracy or completeness of information supplied by another Glaxo Reporting Person. The agreement among the Glaxo Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

          (d) and (e) During the last five years, none of the Glaxo Reporting Persons and, to the best knowledge of the Glaxo Reporting Persons, none of the other persons named in this Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of such laws.

ITEM 3.   Source and Amount of Funds or Other Consideration.

          The information contained in Item 3 of Schedule 13D is hereby amended and supplemented by the information set forth in Items 4 and 5 below, which is hereby incorporated by reference herein.

ITEM 4.   Purpose of Transaction.

          Item 4 of Schedule 13D is hereby amended by adding the following paragraphs:

          On November 25, 1999, Affymax exercised the Affymetrix Warrant, dated December 29, 1994, to purchase 68,921 shares of Affymetrix Common Stock at $8.25 per share. Also on that date, Affymax Technologies exercised three warrants to purchase an aggregate of 134,960 shares of Affymetrix Common

                                                           Page 17 of 29 Pages

Stock at $8.25 per share. These conversions of warrants by Affymax and Affymax Technologies were made for investment purposes only.

          On May 2, 2000, Affymax sold its beneficial interest in 2,000,000 shares of Affymetrix Common Stock to Merrill Lynch, Pierce, Fenner & Smith Inc. at a price of $120.00 per share. The shares were owned of record by Affymetrix Technologies, a wholly-owned direct subsidiary of Affymax.

          The Glaxo Reporting Persons have been reviewing, and intend to review on a continuing basis, their remaining investment in the Company, and the Glaxo Reporting Persons may decide to increase or decrease their investment in the Company depending upon the price and availability of the Company's securities, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Glaxo Reporting Persons, general stock market and economic conditions, tax and accounting considerations and other factors. The May 2, 2000 disposition of 2,000,000 shares of Affymetrix Common Stock is consistent with that strategy.

          Other than as described above, none of the Glaxo Reporting Persons have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

ITEM 5.   Interest in Securities of the Issuer.

          Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

          As of April 12, 2000, based upon information set forth in the
Schedule 14A filed by the Company on April 28, 2000, there were 27,380,418 shares of Affymetrix Common Stock outstanding. In addition, for purposes of Rule 13d-3 under the Exchange Act, the shares of Affymetrix Common Stock with respect to the options for Dr. Barry C. Ross increase the diluted number of shares of Affymetrix Common Stock outstanding to 27,433,750. The Affymetrix Common Stock ownership percentages for Glaxo Wellcome and Dr. Barry C. Ross set forth below are based on this diluted number of shares.

          (a) and (b) The Letter Agreement, dated August 6, 1999, entered into by Glaxo Wellcome and the Company, pursuant to which Glaxo Wellcome agreed to a lock-up period with respect to its sale or transfer of Affymetrix Common Stock, terminated on December 1, 1999 in accordance with its terms and is of no further force and effect.

          Paragraph four of Item 2 hereof is hereby incorporated by reference herein.

                                                           Page 18 of 29 Pages

          As of the date of this Amendment No. 2, Glaxo Wellcome may be deemed the beneficial owner of 6,055,626 shares of Affymetrix Common Stock, representing 22.1% of the outstanding shares of Affymetrix Common Stock. As the ultimate parent company of all of the other Glaxo Reporting Persons, other than Mr. Douglas M. Hurt and Dr. Barry C. Ross, and as the beneficial owner of the Affymetrix Common Stock held by Mr. Douglas M. Hurt and the stock options held by Mr. Barry C. Ross, Glaxo Wellcome may be deemed to have sole power to vote or direct the vote and to dispose or direct the disposition of all such shares of Affymetrix Common Stock.

          As of the date of this Amendment No. 2, Glaxo Group may be deemed the beneficial owner of 5,962,296 shares of Affymetrix Common Stock, representing approximately 21.8% of the outstanding shares of Affymetrix Common Stock. Of that total amount, Glaxo Group, as an indirect parent company of both Affymax and Affymax Technologies, may be deemed to have sole power to vote or direct the vote and to dispose or direct the disposition of 4,705,067 of such shares of Affymetrix Common Stock. As a 16.66% holder of Wellcome Holdings, Glaxo Group may be deemed to share power with Wellcome Limited, which holds 83.34% of Wellcome Holdings, to vote or direct the vote and to dispose or direct the disposition of 1,257,229 shares of Affymetrix Common Stock, which shares are held directly by Glaxo Americas.

          As of the date of this Amendment No. 2, Glaxo Venture may be deemed the beneficial owner of 4,705,067 shares of Affymetrix Common Stock, representing approximately 17.2% of the outstanding shares of Affymetrix Common Stock. As the parent company of Affymax, which in turn is the parent company of Affymax Technologies, Glaxo Venture may be deemed to have sole power to vote or direct the vote and to dispose or direct the disposition of all of such shares of Affymetrix Common Stock.

          As of the date of this Amendment No. 2, Affymax may be deemed the beneficial owner of 4,705,067 shares of Affymetrix Common Stock, representing approximately 17.2% of the outstanding shares of Affymetrix Common Stock. Affymax directly owns 958,475 shares of Affymetrix Common Stock and may be deemed to beneficially own, through its wholly-owned subsidiary, Affymax Technologies, 3,746,592 shares of Affymetrix Common Stock. Affymax may be deemed to have sole power to vote or direct the vote and to dispose or direct the disposition of all of such shares of Affymetrix Common Stock.

          As of the date of this Amendment No. 2, Affymax Technologies may be deemed the beneficial owner of 3,746,592 shares of Affymetrix Common Stock, representing approximately 13.7% of the outstanding shares of Affymetrix Common Stock. Although Affymax Technologies holds 3,611,632 of such shares for the benefit of Affymax, Affymax Technologies is the record owner of all 3,746,592 shares. Affymax Technologies may therefore be deemed to have sole power to vote or direct the vote and to dispose or direct the disposition of all of such shares of Affymetrix Common Stock. Affymax Technologies disclaims

                                                           Page 19 of 29 Pages

beneficial ownership of the 3,611,632 shares of Affymetrix Common Stock it holds for the benefit of Affymax, and the filing of this Amendment No. 2 shall not be construed as an admission that Affymax Technologies is the beneficial owner of those shares.

          As of the date of this Amendment No. 2, Wellcome Limited may be deemed the beneficial owner of 1,257,229 shares of Affymetrix Common Stock, representing approximately 4.6% of the outstanding shares of Affymetrix Common Stock. As an 83.34% holder of Wellcome Holdings, Wellcome Limited may be deemed to share power with Glaxo Group, which holds the remaining 16.66% in Wellcome Holdings, to vote or direct the vote and to dispose or direct the disposition of all of such shares of Affymetrix Common Stock, which shares are held directly by Glaxo Americas.

          As of the date of this Amendment No. 2, Wellcome Holdings, as an indirect parent of Glaxo Americas, may be deemed the beneficial owner of 1,257,229 shares of Affymetrix Common Stock, representing approximately 4.6% of the outstanding shares of Affymetrix Common Stock. Wellcome Holdings may be deemed to have sole power to vote or direct the vote and to dispose or direct the disposition of all of such shares of Affymetrix Common Stock.

          As of the date of this Amendment No. 2, Wellcome International, as an indirect parent of Glaxo Americas, may be deemed the beneficial owner of 1,257,229 shares of Affymetrix Common Stock, representing approximately 4.6% of the outstanding shares of Affymetrix Common Stock. Wellcome International may be deemed to have sole power to vote or direct the vote and to dispose or direct the disposition of all of such shares of Affymetrix Common Stock.

          As of the date of this Amendment No. 2, Wellcome Investments, as an indirect parent of Glaxo Americas, may be deemed the beneficial owner of 1,257,229 shares of Affymetrix Common Stock, representing approximately 4.6% of the outstanding shares of Affymetrix Common Stock. Wellcome Investments may be deemed to have the sole power to vote or direct the vote and to dispose or direct the disposition of all of such shares of Affymetrix Common Stock.

          As of the date of this Amendment No. 2, Glaxo Ireland, as the direct parent of Glaxo Americas, may be deemed the beneficial owner of 1,257,229 shares of Affymetrix Common Stock, representing approximately 4.6% of the outstanding shares of Affymetrix Common Stock. Glaxo Ireland may be deemed to have sole power to vote or direct the vote and to dispose or direct the disposition of all of such shares of Affymetrix Common Stock.

          As of the date of this Amendment No. 2, Glaxo Americas is the owner, beneficial and of record, of 1,257,229 shares of Affymetrix Common Stock, representing approximately 4.6% of the outstanding shares of

                                                           Page 20 of 29 Pages

Affymetrix Common Stock. Glaxo Americas may be deemed to have sole power to vote or direct the vote and to dispose or direct the disposition of all of such shares of Affymetrix Common Stock.

          As of the date of this Amendment No. 2, pursuant to currently exercisable stock options granted to him by the Company, Dr. Barry C. Ross may be deemed to beneficially own 53,332 shares of Affymetrix Common Stock, representing less than 0.2 % of the outstanding shares of Affymetrix Common Stock. These shares are held by Dr. Barry C. Ross for the benefit of Glaxo Wellcome, which has the sole power to direct both the voting and disposition of such shares. Dr. Barry C. Ross disclaims beneficial ownership of the securities of the Company reported in this Amendment No. 2, and the filing of this Amendment No. 2 shall not be construed as an admission that Dr. Barry C. Ross is the beneficial owner of any securities of the Company.

          As of the date of this Amendment No. 2, Mr. Douglas M. Hurt holds 39,998 shares of Affymetrix Common Stock for the benefit of Glaxo Wellcome, which has the sole power to direct both the voting and disposition of such shares. These shares represent less than 0.2% of the outstanding shares of Affymetrix Common Stock. Mr. Douglas M. Hurt disclaims beneficial ownership of the securities of the Company reported in this Amendment No. 2, and the filing of this Amendment No. 2 shall not be construed as an admission that Mr. Douglas M. Hurt is the beneficial owner of any securities of the Company.

          (c) To the best knowledge of each of the Glaxo Reporting Persons, none of the Glaxo Reporting Persons has engaged in any transaction during the past 60 days in any shares of Affymetrix Common Stock other than as described in Item 4 above.

          (d) To the best knowledge of each of the Glaxo Reporting Persons, no person, other than the Glaxo Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Affymetrix Common Stock beneficially owned by the Glaxo Reporting Persons.

          (e)  Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

          The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by the information set forth above in Items 4 and 5, which is hereby incorporated by reference herein.

                                                           Page 21 of 29 Pages

ITEM 7.   Material to be Filed as Exhibits.

1. Joint Filing Agreement among Glaxo Wellcome plc, Glaxo Group Limited, Glaxo Venture Limited, Affymax N.V., Affymax Technologies N.V., Wellcome Limited, Glaxo Wellcome Holdings Limited, Glaxo Wellcome International B.V., Glaxo Wellcome Investments B.V., Glaxo Wellcome International, Glaxo Wellcome Americas Inc., Mr. Douglas M. Hurt, and Dr. Barry C. Ross.

                                                           Page 22 of 29 Pages

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    GLAXO WELLCOME PLC


                                     By: /s/ Stephen J. Cowden
                                         _______________________________
                                         Name:  Stephen J. Cowden
                                         Title:  Company Secretary



Dated:  May 5, 2000

                                                           Page 23 of 29 Pages

                          SCHEDULE A TO SCHEDULE 13D

                       DIRECTORS AND EXECUTIVE OFFICERS


Name, Citizenship and      Present Principal         Name, Principal Business
Position                   Occupation or             and Address of Corporation
                           Employment                or Organization in which
                                                     such Employment is
                                                     Conducted
WELLCOME LIMITED

Sir Richard Brook Sykes    Chairman and Executive    Glaxo Wellcome plc, Glaxo
DSc, FRS, United Kingdom,  Director of Glaxo         Wellcome House, Berkeley
Chairman and Director      Wellcome plc              Avenue, Greenford,
                                                     Middlesex UB6 ONN, England

James Michael Thomas       Executive Director of     Glaxo Wellcome plc, Glaxo
Cochrane, United Kingdom,  Glaxo Wellcome plc        Wellcome House, Berkeley
Director                                             Avenue, Greenford,
                                                     Middlesex UB6 ONN, England

John David Coombe, United  Executive Director of     Glaxo Wellcome plc, Glaxo
Kingdom, Director          Glaxo Wellcome plc        Wellcome House, Berkeley
                                                     Avenue, Greenford,
                                                     Middlesex UB6 ONN, England

Jeremy Alan Watkin         Executive Director of     Glaxo Wellcome plc, Glaxo
Strachan, United Kingdom,  Glaxo Wellcome plc        Wellcome House, Berkeley
Director                                             Avenue, Greenford,
                                                     Middlesex UB6 ONN, England

Julian Spencer Heslop,     Financial Controller of   Glaxo Wellcome plc, Glaxo
United Kingdom, Alternate  Glaxo Wellcome plc        Wellcome House, Berkeley
Director to Mr. Strachan                             Avenue, Greenford,
                                                     Middlesex UB6 ONN, England

Stephen John Cowden,       Company Secretary of      Glaxo Wellcome plc, Glaxo
United Kingdom, Company    Glaxo Wellcome plc        Wellcome House, Berkeley
Secretary                                            Avenue, Greenford,
                                                     Middlesex UB6 ONN, England

Simon Michael Bicknell,    Assistant Company         Glaxo Wellcome plc, Glaxo
United Kingdom, Assistant  Secretary of Glaxo        Wellcome House, Berkeley
Company Secretary          Wellcome plc              Avenue, Greenford,
                                                     Middlesex UB6 ONN, England

GLAXO WELLCOME HOLDINGS
LIMITED

John David Coombe, United  Executive Director of     Glaxo Wellcome plc, Glaxo
Kingdom, Director          Glaxo Wellcome plc        Wellcome House, Berkeley
                                                     Avenue, Greenford,
                                                     Middlesex UB6 ONN, England

                                                           Page 24 of 29 Pages

Julian Spencer Heslop,     Financial Controller of   Glaxo Wellcome plc, Glaxo
United Kingdom, Director   Glaxo Wellcome plc        Wellcome House, Berkeley
                                                     Avenue, Greenford,
                                                     Middlesex UB6 ONN, England

Jeremy Alan Watkin         Executive Director of     Glaxo Wellcome plc, Glaxo
Strachan, United Kingdom,  Glaxo Wellcome plc        Wellcome House, Berkeley
Director                                             Avenue, Greenford,
                                                     Middlesex UB6 ONN, England

Simon Michael Bicknell,    Assistant Company         Glaxo Wellcome plc, Glaxo
United Kingdom,            Secretary of Glaxo        Wellcome House, Berkeley
Company Secretary          Wellcome plc              Avenue, Greenford,
                                                     Middlesex UB6 ONN, England

Victoria Anne Llewellyn,   Manager, Secretariat      Glaxo Wellcome plc, Glaxo
United Kingdom, Assistant  Services of Glaxo         Wellcome House, Berkeley
Company Secretary          Wellcome plc              Avenue, Greenford,
                                                     Middlesex UB6 ONN, England
GLAXO WELLCOME
INTERNATIONAL B.V.

James Michael Thomas       Executive Director of     Glaxo Wellcome plc, Glaxo
Cochrane, United Kingdom,  Glaxo Wellcome plc        Wellcome House, Berkeley
Director                                             Avenue, Greenford,
                                                     Middlesex UB6 ONN, England

John David Coombe,         Executive Director of     Glaxo Wellcome plc, Glaxo
United Kingdom, Director   Glaxo Wellcome plc        Wellcome House, Berkeley
                                                     Avenue, Greenford,
                                                     Middlesex UB6 ONN, England

Sierd Keimpe Roosjen, The  Managing Director of      Huis Ter Heideweg 62, 3705
Netherlands, Director      Glaxo Wellcome B.V.       LZ, Zeist, The Netherlands
Onno Maarten Noel          Finance Director of       Huis Ter Heideweg 62, 3705
Rethmeier, The             Glaxo Wellcome B.V.       LZ, Zeist, The Netherlands
Netherlands, Director

Julian Spencer Heslop,     Financial Controller of   Glaxo Wellcome plc, Glaxo
United Kingdom,            Glaxo Wellcome plc        Wellcome House, Berkeley
Director                                             Avenue, Greenford,
                                                     Middlesex UB6 ONN, England

Herman van Barneveld,      Financial Controller of   Huis Ter Heideweg 62, 3705
The Netherlands,           Glaxo Wellcome B.V.       LZ, Zeist, The Netherlands
Director

                                                           Page 25 of 29 Pages

GLAXO WELLCOME INVESTMENTS
B.V.

James Michael Thomas       Executive Director of     Glaxo Wellcome plc, Glaxo
Cochrane, United Kingdom,  Glaxo Wellcome plc        Wellcome House, Berkeley
Director                                             Avenue, Greenford,
                                                     Middlesex UB6 ONN, England

John David Coombe,         Executive Director of     Glaxo Wellcome plc, Glaxo
United Kingdom, Director   Glaxo Wellcome plc        Wellcome House, Berkeley
                                                     Avenue, Greenford,
                                                     Middlesex UB6 ONN, England

Julian Spencer Heslop,     Financial Controller of   Glaxo Wellcome plc, Glaxo
United Kingdom,            Glaxo Wellcome plc        Wellcome House, Berkeley
Director                                             Avenue, Greenford,
                                                     Middlesex UB6 ONN, England

Onno Maarten Noel          Finance Director of       Huis Ter Heideweg 62, 3705
Rethmeier, The             Glaxo Wellcome B.V.       LZ, Zeist, The Netherlands
Netherlands, Director

Sierd Keimpe Roosjen, The  Managing Director of      Huis Ter Heideweg 62, 3705
Netherlands, Director      Glaxo Wellcome B.V.       LZ, Zeist, The Netherlands

Herman van Barneveld, The  Financial Controller of   Huis Ter Heideweg 62, 3705
Netherlands, Director      Glaxo Wellcome B.V.       LZ, Zeist, The Netherlands

GLAXO WELLCOME
INTERNATIONAL

John David Coombe, United  Executive Director of      Glaxo Wellcome plc, Glaxo
Kingdom, Director          Glaxo Wellcome plc         Wellcome House, Berkeley
                                                      Avenue, Greenford,
                                                      Middlesex UB6 ONN, England

Julian Spencer Heslop,     Financial Controller of    Glaxo Wellcome plc, Glaxo
United Kingdom,            Glaxo Wellcome plc         Wellcome House, Berkeley
Director                                              Avenue, Greenford,
                                                      Middlesex UB6 ONN, England

Stephen Dorman, Ireland,   Managing Director of       P.O. Box 700, Grange Road,
Director                   Glaxo Wellcome Ltd.,       Rathfarnham, Dublin 16,
                           Ireland                    Ireland

Dr. Aidan Borer, United    Finance Director of        P.O. Box 700, Grange Road,
Kingdom, Director and      Glaxo Wellcome Ltd.,       Rathfarnham, Dublin 16,
Secretary                  Ireland                    Ireland

                                                           Page 26 of 29 Pages

          The following information amends and supplements the information set forth in the original Schedule A attached to the Schedule 13D:

GLAXO WELLCOME PLC:

          1. Sir Roger Hurn's principal business address is Marconi plc, One Bruton Street, London W1X 8AQ, England.

          2. Professor Sir Richard Southwood has retired from his position as Non-Executive Director.

AFFYMAX N.V.:

          1. Dr. Allan Baxter has replaced Mr. Adrian Hennah as a Director. Dr. Baxter's principal employment is Director of Group Discovery for Glaxo Wellcome Research & Development. His principal business address is Glaxo Wellcome Research & Development, Glaxo Wellcome House, Berkeley Avenue, Greenford, Middlesex UB6 0NN, England. Dr. Baxter is a citizen of the United Kingdom.

AFFYMAX TECHNOLOGIES N.V.:

          1. Dr. Barry Ross and Mr. Adrian Hennah no longer serve as Managing Directors.

          2. Mr. Robin Cridland is a Managing Director. His principal employment is as Manager, Group Financial Investigations, of Glaxo Wellcome plc. His principal business address is Glaxo Wellcome plc, Glaxo Wellcome House, Berkeley Avenue, Greenford, Middlesex UB6 0NN, England. Mr. Cridland is a citizen of the United Kingdom.

                                                           Page 27 of 29 Pages

                               INDEX OF EXHIBITS

Exhibit Number      Description                              Sequentially
                                                             Numbered Page

1.                   Joint Filing Agreement among Glaxo           28
                     Wellcome plc, Glaxo Group Limited,
                     Glaxo Venture Limited, Affymax N.V.,
                     Affymax Technologies N.V., Wellcome
                     Limited, Glaxo Wellcome  Holdings
                     Limited, Glaxo Wellcome International
                     B.V., Glaxo Wellcome Investments B.V.,
                     Glaxo Wellcome International,
                     Glaxo Wellcome Americas Inc.,
                     Mr. Douglas M. Hurt and Dr. Barry
                     C. Ross.

                                                           Page 28 of 29 Pages

                           EXHIBIT 1 TO SCHEDULE 13D

                            JOINT FILING AGREEMENT

          Each of the undersigned hereby agrees and consents that the Amendment No. 2 to Schedule 13D filed herewith (this "Amendment") by Glaxo Wellcome plc ("Glaxo Wellcome") is filed on behalf of each of them pursuant to the authorization of each of them to Glaxo Wellcome to make such filing and that such Amendment is filed jointly on behalf of each of them, pursuant to Sections 13(d) and 13(g) of the U.S. Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. Each of the undersigned hereby agrees that such Amendment is, and any further amendments to the
Schedule 13D originally filed on February 16, 1999 by Glaxo Wellcome will be, filed on behalf of each of the undersigned. Each of the persons is not responsible for the completeness or accuracy of the information concerning the other persons making this filing unless such person knows or has reason to believe that such information is inaccurate. This agreement may be signed in counterparts.


GLAXO WELLCOME PLC                       GLAXO GROUP LIMITED


By: /s/ S.J. Cowden                      By: /s/ S.J. Cowden
    _______________________                  _________________________
    Name:   S.J. Cowden                      Name:  S.J. Cowden
    Title:  Secretary                        Title: Secretary


GLAXO VENTURE LIMITED                    GLAXO WELLCOME AMERICAS INC.


By: /s/ S.J. Cowden                      By: /s/ Jack Smith
   ___________________________               __________________________
   Name:   S.J. Cowden                       Name:  Jack Smith
   Title:  Secretary                         Title: Secretary


AFFYMAX N.V.                             AFFYMAX TECHNOLOGIES N.V.


By: /s/ V.A. Llewellyn                   By: /s/ V.A. Llewellyn
   __________________________               ________________________________
   Name:   V.A. Llewellyn                    Name:   V.A. Llewellyn
   Title:  Company Secretary                 Title:  Company Secretary


WELLCOME LIMITED                         GLAXO WELLCOME HOLDINGS LIMITED


By: /s/ S.M. Bicknell                    By: S.M. Bicknell
   __________________________               ________________________________
   Name: S.M. Bicknell                       Name: S.M. Bicknell
   Title: Assistant Company                  Title: Company Secretary
          Secretary

                                                           Page 29 of 29 Pages

              [Second signature page to Joint Filing Agreement.]



GLAXO WELLCOME INTERNATIONAL B.V.        GLAXO WELLCOME INVESTMENTS B.V.


By: /s/ O.M.N. Rethmeier                 By: /s/ H. Van Barneveld
   ___________________________              ________________________________
   Name: O.M.N. Rethmeier                   Name:  H. Van Barneveld
   Title: Director                          Title:  Director


GLAXO WELLCOME INTERNATIONAL


By: /s/ Aidan Borer
   ___________________________
   Name:  Aidan Borer
   Title:  Director


DR. BARRY C. ROSS                         MR. DOUGLAS M. HURT


By: /s/ Barry C. Ross                     By: /s/ Douglas M. Hurt
    __________________________               _______________________________